

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549

December 30, 2009

<u>Via U.S. Mail and Facsimile to</u>
Dempsey Mork
Chief Executive Officer
Knickerbocker Capital Corp.
55051 Riviera
La Quinta, CA 92253

Dear Mr. Mork,

   Your most recent Form 10-K filed November 30, 2009 includes financial statements audited by The Blackwing Group, LLC. On December 22, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of The Blackwing Group, LLC because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation. You can find a copy of the order at http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/12-22_Blackwing.pdf

   As The Blackwing Group, LLC is no longer registered with the PCAOB, you may not include Blackwing Group, LLC's audit reports or consents in your filings with the Commission made on or after December 22, 2009. If The Blackwing Group, LLC audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

   In your Item 4.01 Form 8-K, please disclose that the PCAOB revoked the registration of The Blackwing Group, LLC on December 22, 2009 because of violations of Section 10(b) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder in auditing the financial statements of two issuer clients from 2006 to 2008, violations of PCAOB rules and auditing standards, noncooperation with a Board inspection, and noncooperation with a Board investigation.

   If you are unable to obtain an Exhibit 16 letter from The Blackwing Group, LLC at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain The Blackwing Group, LLC's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Please advise us as to how you intend to address any re-audit requirements no later than January 14, 2010. If you have any questions, you may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311, or me at 202-551-3871.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services